COMMENTS RECEIVED ON FEBRUARY 27, 2007

FROM ROBB LAMONT

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Consumer Staples Portfolio

Materials Portfolio

Telecommunications

POST-EFFECTIVE AMENDMENT NO. 85

1. All funds

"Cover Page" (prospectus)

Fidelity® Variable Insurance Products

C: The cover page does not include the correct trust name.

R: We did not intend to include the trust name on the cover page. "Fidelity Variable Insurance Products" is meant to identify the product line.

2. All funds

"Fund Summary"(prospectus)

"Investment Summary"

C: The Staff requests we enlarge the font size for the fund names referenced under "Investment Objective" sections.

R: We understand that Form N-1A encourages use of organizational techniques when presenting disclosure for multiple funds, and therefore have chosen to put the fund names in bold text in order to distinguish disclosure applicable to each fund in this section of the prospectus. Rather than increasing font size we prefer to use bold font in this instance in order to maintain consistent formatting across prospectuses for funds in the VIP product line. We believe the bold font effectively distinguishes disclosure for each fund.

3. All funds

"Investment Summary" (prospectus)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff suggests we add a non-diversified heading in the "Principal Investment Risks" section.

R: Our form of presentation in this section is to use bullet points and headings to set off principal risks disclosed in response to Form N-1A Item 2(c)(1)(i). The language at issue responds to the Item 2(c)(1)(iv) requirement that we state, if applicable, that a fund is non-diversified, describe the effect, and summarize the risk, rather than the Item 2(c)(1)(i) requirement that we summarize the principal risks of the fund. Since the disclosure at issue responds to a different sub-part of Item 2, we have intentionally not used a bullet and heading in this instance.

4. All funds

"Investment Summary"(prospectus)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency."

C: The Staff states that the above referenced language is usually included if the fund is regulated by the FDIC and questions whether this language is necessary.

R: The funds are not sold through an insured depository institution; however, we believe this disclosure is helpful to investors. While Item 2(c)(1)(iii) requires that a fund "advised by or sold through an insured depository institution" include this statement, Item 2(c)(1)(iii) does not prevent a fund that is not advised by or sold through an insured depository institution from including this statement.

5. "Fund Summary"(prospectus)

"Fee Table"

C: The Staff questions whether these funds are fund of funds. If they are not, the Staff requests that we remove the "Acquired fund fees and expenses" line from the fee table.

R: We will remove the line from the fee table.

6. All funds

"Fee Table" (prospectus)

C: The Staff suggests that the "Total annual class operating expenses" line item in the Fee Table be changed to "Total annual fund operating expenses."

R: Because the total annual operating expenses for Investor Class of each fund will differ from those of Initial Class of each fund we have not made this change.

7. All funds

"Fee Table"(prospectus)

C: The Staff requests that we make footnotes A and B in the Fee Table smaller so they look more like footnotes.

R: As these footnotes appear in superscript, we believe it is clear that they are footnotes, and would be hesitant to put them in smaller font as doing so may make them difficult to read.

8. All funds

"Buying and Selling Shares"(prospectus)

"In certain limited circumstances discussed in the variable annuity or variable life insurance product prospectus, a variable product owner may not pay the short-term trading fee."

C: The Staff requests that we include additional details in this section, specifying some of the circumstances under which a variable product owner may not pay the short-term trading fee."

R: Circumstances under which a variable product owner may not pay the short-term trading fee can vary by insurance company, and therefore we are concerned that additional disclosure would be confusing. As disclosed in the "Buying and Selling Shares" section of the VIP Portfolios' prospectus, shares can only be purchased by separate accounts with appropriate "agreements" in place with the funds' distributor. The agreements (known as "Participation Agreements") include, among other things, varying provisions for the payment of redemption fees by the insurance company (i.e. "separate account"), the underwriter, or their affiliates, for certain covered redemptions deemed unlikely to result in market timing activities. The participation agreements are negotiated individually with insurance companies seeking to sell VIP shares that are subject to a redemption fee. Covered redemptions may include, among other transactions, scheduled and systematic redemptions requested in advance, one-time redemptions at annuitization, and termination redemptions at death of the annuitant, depending on the types of services offered by a particular insurance company. These exceptions, as stated in the quoted prospectus disclosure, are discussed in the prospectuses of the relevant variable products, and we believe that that is the appropriate place for that disclosure. It is important to note that even if the variable product owner does not pay the fee, the fund is paid by one of the parties to the participation agreement. Accordingly, we have not modified the disclosure.

9. "Fund Services" (prospectus)

"Fund Management"

C: The Staff asks if there is a more current discretionary assets under management amount available, as the information is out of date.

R: Though presently there is not a more current figure publicly available, we will be updating this information in filings made after March 31, 2007.

10. All funds

"Fund Management"(prospectus)

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the fund's next semiannual/annual report including the period of the report.

R: The requested disclosure will be included in the fund's next filing.

11. All funds

"Fund Management"(prospectus)

C: The Staff notes that the portfolio manager disclosure has not been included and requests we insert this disclosure and include it in our response letter.

R: The requested information will be included in the fund's next filing.

12. "Fund Basics" (prospectus)

"Fund Distribution"

C: The Staff requests clarification of whether the funds' have 12B-1 Fee plans. The Fee Table references "none" for the 12B-1 Fees while the Fund Distribution section references the funds' having a 12B-1Fee plan in place.

R: The funds do not pay 12b-1 fees but do have "no-fee" 12b-1 plans that recognize that FMR may use its management fee revenues, as well as its past profits or its resources from any other source, to pay FDC for expenses incurred in connection with providing services intended to result in the sale of shares and/or support services that benefit variable product owners.

13. All funds

"Trustees and Officers" (SAI)

C: The Staff believes that the current presentation does not appear to be in the table format contained in Item 13(a)(1) to Form N-1A, which requires columns.

R: We believe that our presentation, which combines features of a table and a narrative presentation, complies with and is not prohibited by the requirements of Item 13 of Form N-1A. Additionally, we belive that Instruction 2 to Item 13 contemplates the use of narrative, as well as tabular presentation, and that our modified presentation effectively conveys the required information to the shareholders. If presented in the column width that would be available in a table duplicative of the one shown on the Form, the Trustees and Officers information would be difficult to read. Consistent with General Instruction C.1(a), we have modified the table to effectively communicate the information to the reader. In addition, we believe that General Instruction C.1(d) to Form N-1A, which contemplates "variances in presentation if appropriate for the circumstances involved," would allow us to modify the table to make it more user friendly. Therefore, we have no restructured the presentation as requested.

14. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.